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                                ELLIS FUNK, P.C.

Robert N. Dokson                     Attorneys At Law          Of Counsel:
Neal J. Fink                       One Securities Centre       Donald J. Ellis (GA & VA)
Robert B. Goldberg (GA & SC)             Suite 400             David I. Funk
Amy L. Kaye                      3490 Piedmont Road, N.E.      Russell H. Kasper, P.C.
Albert L. Labovitz (GA & AL)    Atlanta, Georgia 30305-1743    Jane R. Leitz
M. Barry Leitz                          44-233-2800            Clay M. White
                                  Facsimile 404-233-2188

                                                E-mail:  rgoldberg@ellisfunk.com



                                       October 27, 2006

Ms. Barbara Jacobs
Assistant Director
United States Securities and Exchange Commission
One Station Place
100 F Street NE
Washington, D.C 20549


Dear Ms. Jacobs:

This letter is in response to the Staff's comment letter dated October 17, 2006 regarding:

                          MIGO SOFTWARE, INC.
                          REGISTRATION STATEMENT ON FORM SB-2
                          FILED ON SEPTEMBER 19, 2006
                          FILE NO. 333-137434

In providing this response, Migo Software, Inc. (the Company) acknowledges that:

     o Should the Commission or the Staff, acting pursuant to delegated authority, declare this filing effective it does not foreclose the Commission from taking any action with respect to the filing.

     o The action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the filing.

     o The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The following recites the Staff's Comments and the Company's responses:

Ms. Barbara Jacobs
October 25, 2006
Page 2



     RISK FACTOR, PAGE 3

     1. WE NOTE YOUR TWO RISK FACTORS ON PAGE 6 AND 7 RELATING TO THE EXISTENCE OF TWO SEPARATE RESCISSION RIGHTS. ALTHOUGH YOU DISCLOSE THE AMOUNT THAT IS SUBJECT TO POSSIBLE REFUND SHOULD PURCHASERS ELECT TO EXERCISE ANY RESCISSION RIGHT IN CONNECTION WITH THE MARCH 2006 UNREGISTERED OFFERING, YOU DO NOT PROVIDE SIMILAR DISCLOSURE REGARDING THE EXTENT OF THE POTENTIAL LIABILITY RELATING TO THE PRIVATE PLACEMENT CONDUCTED FROM JUNE 2002 THROUGH JULY 2003. PLEASE REVISE THE RISK FACTOR RELATING TO THE 2002-2003 PRIVATE PLACEMENT TO QUANTIFY THE POTENTIAL LIABILITY DISCUSSED.

     Response 1. The statute of limitations in which to seek rescission for the earlier purchase of securities has now expired. As such, there is no material risk with respect to such issuances, and the risk factor has been deleted.

     IF WE ARE UNABLE TO OBTAIN ADDITIONAL CAPITAL WHEN NEEDED, WE MAY NOT . . . PAGE 3

     2. CONSISTENT WITH OUR COMMENT BELOW RELATING TO YOUR LIQUIDITY POSITION, PLEASE REVISE THIS RISK FACTOR TO DISCLOSE IN THE SUBHEADING THE NUMBER OF MONTHS OF OPERATIONS YOUR CURRENT CASH RESOURCES WILL FUND. REVISE THE DISCUSSION TO CLARIFY HOW MUCH YOU ANTICIPATE WILL BE NEEDED TO FUND YOUR FINANCIAL COMMITMENTS FOR THE NEXT 12 MONTHS. TO THE EXTENT YOU BELIEVE THE EXERCISE OF RESCISSION RIGHTS WOULD NEGATIVELY IMPACT YOUR ABILITY TO MEET YOUR FINANCIAL OBLIGATIONS, THIS INFORMATION SHOULD BE QUANTIFIED HERE OR ELSEWHERE AS APPROPRIATE.

     Response 2. We have modified the disclosure in response to the Staff's comment.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     LIQUIDITY AND CAPITAL RESOURCES, PAGE 27

     3. WE NOTE FROM YOUR DISCLOSURE THAT THE NET PROCEEDS RAISED IN THE MARCH 2006 PRIVATE PLACEMENT OF APPROXIMATELY $3.5 MILLION MATERIALLY AFFECTS YOUR LIQUIDITY POSITION AND THAT EVEN WITH THOSE PROCEEDS, YOU BELIEVE YOU HAVE SUFFICIENT CASH TO FUND YOUR OPERATIONS ONLY THROUGH 2006. WE FURTHER NOTE YOUR DISCLOSURE REGARDING A SEPARATE RESCISSION RIGHT RELATING PURCHASES MADE FROM JUNE 2003 TO JULY 2004, WHICH YOU BELIEVE COULD MATERIALLY ADVERSELY AFFECT YOUR CASH POSITION. IN LIGHT OF THE EXISTENCE OF THESE CONCURRENT RESCISSION RIGHTS, IT WOULD APPEAR THAT YOUR DISCLOSURE SHOULD ADDRESS IN MORE SPECIFIC, QUANTITATIVE TERMS THE NUMBER OF MONTHS YOUR CURRENT CASH WILL FUND AND THE AMOUNT REQUIRED TO MEET YOUR FINANCIAL COMMITMENTS FOR THE NEXT 12 MONTHS. PLEASE REVISE YOUR LIQUIDITY DISCUSSION TO INCLUDE THIS INFORMATION.

Ms. Barbara Jacobs
October 25, 2006
Page 3

     Response 3. We have modified the disclosure in response to the Staff's comment. Also, see response to Comment #1 above.

We trust that this letter adequately addresses your concerns in your letter of October 17, 2006.


                                                 Very truly yours,




                                                 Robert B. Goldberg


RBG:jll
cc: Richard Liebman, Chief Financial Officer